FILED BY UNION PACIFIC CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12 AND RULE 14d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: NORFOLK SOUTHERN CORPORATION

COMMISSION FILE NO. 001-08339

Article on Trains.com

The following article was published on Trains.com on Aug. 14, 2025:

Inside the merger mind of Union Pacific CEO Jim Vena Inside the merger mind of Union Pacific CEO Jim Vena Listen to this Article The UP chief touts the benefits of a transcontinental merger with Norfolk Southern Email Newsletter Get the newest photos, videos, stories, and more from Trains.com brands. Sign-up for email today!

AC4400CW No. 6718, which UP classifies as a C44AC, leads an eastbound stack train at Glen Ellyn, Ill., on June 19, 2025. UP CEO Jim Vena says the railroad anticipated merger opposition from shippers, unions, and other railroads. David Lassen OMAHA. Neb. - When Jim Vena walked into the Union Pacific Center for the first time as CEO two years ago today, he was toting a black. spiral bound notebook that he takes everywhere. Among the entries jotted on the back pages - where he lists Ideas, priorities, and possibilities - was a single word, written In all caps: MERGER. “I’d been thinking about this from the first day I came back as CEO,” Vena says, holding up the notebook during .an interview this week. Planning an unprecedented transcontinental merger wasn’t No.1 on the list Getting his safety, service, and operational excellence strategy rolling ranked ahead of scoring a deal with an Eastern railroad. Vena says UP needed to show three things before crossing the merger bridge: That it could sustain service improvements and operate efficiently while maintaining a buffer of crews and loco motives to handle unanticipated events. “And the third thing Is ... ‘Is this better for America?’ That was one of the questions I asked myself; Vena says. “Absolutely it’s good; he says. “Gives more options, faster service, better for the economy, better for industry. And If we truly reindustrialize, we’re going to be able to move those products in a much more efficient manner.

Union Pacific CEO Jim Vena sits in front of a desk that features heritage locomotives of predecessor railroads that UP has acquired over the decades. UP Two other questions followed: Would an end-to-end transcon merger be good for UP’s customers and employees? The answers were yes on both counts, Vena says. UP is so confident that its proposed $85 billion acquisition of Norfolk Southern will generate growth that the railroad has promised to preserve all union jobs. UP and NS estimate that their deal will produce more than $3 billion in merger-related revenue growth, which translates into 1.54 million additional loads annually by 2030, according to an analysis by Loop Capital Markets analyst Rick Paterson. That’s 9.9% volume growth over and above what UP and NS would expect to achieve separately. The Surface Transportation Board’s tougher 2001 merger review rules have stymied a major Class I railroad merger. But Vena says the time is right for a coast-to-coast merger because trucking technology Is advancing rapidly. “You need to always look ahead. And sometimes I find people . still look backwards. You need to look backwards to learn from mistakes, and you think about what you need to do; Vena says. “But ... if you stand still, you get left behind.” Vena sees autonomous trucks as a threat. Half of rail volume is intermodal business that could flow back to the highway if selfdriving rigs become widespread and dramatically reduce trucking costs. A merger, Vena contends, will improve the railroad’s competitive position by giving UP the ability to offer seamless, nationwide service.

Initial opposition Proposing a merger is one thing. Getting it across the finish line is quite another. And since the UP-NS deal was announced on july 29, opposition has already sprung up from shipper associations, some rail labor unions, other railroads, and some elected officials. ‘We expected it; Vena says. The National Transportation industrial League says rail shippers won’t back the merger unless it’s accompanied by improvements In pricing. competition. and service. Trade groups for chemical producers, electric utilities, and agricultural shippers have said that prior megamergers have hurt service and competition while giving railroads too much leverage over their customers. “Associations were going to come out against it. That’s normal,” Vena says. “I don’t deal with associations ... I deal with our customers that pay us to move their products.” Vena and Kenny Rocker, the railroad’s executive vice president of marketing and sales, have spoken with 200 customers so far and have meetings scheduled next month with the railroad’s top 100 customers. Some customers back the merger, others are on the fence, and some oppose it, Vena says. The goal of the talks will be to go over the merger in detail and explain why it will benefit customers, he says. The largest rail labor union, SMART-TO, skewered the merger proposal along with UP’s safety record, strategies, operations, and labor relations practices. The Brotherhood of Locomotive Engineers and Trainmen said it was premature to reach any conclusions, but said they would take every step to protect members. Vena, who began his career in the union ranks as a brakeman for Canadian National. says the railroads will meet with rail labor leaders next month. sometimes the unions look at themselves. Instead of looking at the employees that they represent,” Vena says. •our employees, both at Norfolk Southern and at Union Pacific, are very important to us; Vena says. “And that’s why we guaranteed them a job through this whole process. If you have a job the day this deal gets approved, you have a job for life.” The railroads also expected that some politicians, like Senate Minority Leader Charles Schumer. would speak out against the merger before Learning the details. ‘We’ll work through it here in the next couple of months; Vena says. “ I’ve got a lot of work to do to tell the story properly.” A Recipe for Trouble?

Norfolk Southern power leads a unit train of tank cars through River Grove, Ill., en route to Bensenville on the Metra-owned line used by Canadian Pacific (now CPKC) on Feb. 9, 2022. CPKC CEO Keith Creel has cautioned the UP-NS merger could bring a service meltdown. David Lassen

Canadian Pacific Kansas City CEO Keith Creel warned last month that the UP-NS combination posed the risk of a nationwide service meltdown. Past mergers — including CPKC's and the 1999 Conrail split — were dogged by information technology glitches. Poor operating decisions following the UP-SP merger of 1996, meanwhile, created a massive rail traffic logjam in 1997-98.

Vena's aware of the history.

" I don't want to be judged by what happened 30 years ago," he says. "I want to be judged on what capability we have at Union Pacific now and how we're operating and what kind of railroad and what kind of management team we have — and whether we're smart enough to understand the perils that you get yourself into if you move too fast to consolidate a big, important company like Norfolk Southern into the UP family."

UP and NS have pledged a smooth integration. Last year UP had a trouble-free cutover to its cloud-based NetControl computer system, which handles everything from rail car inventory and scheduling to waybill processing and train, locomotive, and terminal management.

Vena says he will stay on another five years to see the merger through. "I don't want somebody else to wreck it for me," he says.

On to the STB

UP and NS aim to move as quickly as possible through the merger review process. Although the railroads told the STB they would file their merger application on or before Jan. 29, 2026, Vena is pushing for the application to be completed within three months or so. That would mean the application could arrive as early as Oct. 29 — and start the review clock ticking.

Once the merger application is accepted, the board will take roughly 12 months to review the proposal. STB Chairman Patrick Fuchs has said that streamlining board processes and meeting deadlines are priorities.

"The STB, after we put the application in, has a year to gather information — a year! My God, the Romans built the Coliseum faster," Vena jokes, noting the railroads will urge the STB to issue a decision within a year.

"And we're going to push hard on that," Vena says.

The STB's 2001 merger review rules are untested. They require railroads to show that their merger will be in the public interest and enhance competition — not merely preserve it.

CPKC's Creel argues that enhancing competition should mean that UP will have to open sole-served facilities to other railroads. UP and NS are expected to offer some sort of remedy for the nearly 20 customer locations that they jointly serve. But the railroads don't believe Canadian-style interswitching is warranted because tying the UP and NS systems together will boost competition by offering shippers far more single-line service options.

Vena says the real competitor is the highway — not other railroads — and that UP will give shippers more options by building a bigger, better network. And much of UP's rail-dependent traffic, like soybeans, competes in global markets. "If we price it wrong, we lose the business," he says.

The competitive landscape has changed dramatically since the merger rules were drawn up to discourage further consolidation in the industry. In 2001, railroads were in growth mode. But traffic peaked in 2006 and railroads are losing share to trucks. UP and NS believe the STB will review their deal in the context of changing times.

"The people at the STB are smart," Vena says. "They see the future, and they see that the future says railroads need to change ... And if railroads don't change, then they will continue to lose business."

The 2001 rules also encourage railroads to forge commercial alliances rather than pursue mergers. The railroads say alliances may work in a specific lane — like the joint CN-UP-Ferromex Falcon Premium intermodal service — but that they cannot address hundreds of origin-destination pairs systemwide.

"Alliances don't work," Vena says.

'Make Chicago work'

Today Union Pacific and Norfolk Southern exchange roughly a million carloads per year, or 6% of their combined volume. As each other's largest interchange partners, they swap traffic at six gateways where their networks touch: Chicago, Kansas City, St. Louis, Memphis, Shreveport, La., and New Orleans.

As a single network, these gateways become seamless through routes rather than friction points, shaving as much as 48 hours off carload transit times. And that means that the merger, if approved, would funnel switching work and some through traffic out of Chicago.

But Vena says it's unlikely that there will be massive swings of volume away from the Railroad Capital, a chronic chokepoint where 25% of North American rail traffic originates, terminates, or passes through. "I don't see a wholesale change that we're going to move everything out of Chicago and go straight to Kansas City," Vena says.

Rather, he says the merger will smooth Chicago operations by simply turning it into just another crew change point. Chicago is a natural hub for east-west traffic because the shortest, fastest rail routes converge on the city.

It makes no sense to reroute traffic away from Chicago if it means more miles and additional time. "That's a lot of money spent on fuel, crew costs, wear and tear on the rail, everything else, because you want to stay away from Chicago," Vena says. "Make Chicago work."

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The following communications were made by Union Pacific Corporation (“Union Pacific”) in connection with the proposed acquisition of Norfolk Southern Corporation by Union Pacific and may appear on additional sites. Social Media Post The following communication was published on Union Pacific’s social media channels on Aug. 14, 2025: Union Pacific Railroad 200023 Our CEO J<n Vona interviewed will Trans Magazine. discussing customer, employee and economlc beneits of a eating America’s first transcontnen~l ra’lroad: “Absolutely irs 9001 for America L’ Vena said. ‘Gives more options. faster servtce, bettter for the ecoromy, bmer for industry. And il we [tile U.S.] truly relndustrialize, we·ro oo’ng to be able to move t11ose products in a mucl\ more efficient manner: SEC leoend: http:/NP.com/425 hltps:{{lnkd.in/gbN4tqin Inside the merger mind of Union Pacific CEO Jom Vena - Trains 1\nps, f’NW\’Ii..U.nl.to”’’’ Of’O 8 ·Comment <;)Comment UPOnline Post The following communication was made on UnionPacific’s employee intranetonAug. 14,2025: